Filed by Mobile Infrastructure Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Mobile Infrastructure Corporation

Commission File No. 000-55760

On December 29, 2022, Mobile Infrastructure Corporation (“MIC”) posted on its website a set of Frequently Asked Questions concerning the proposed merger transaction between Fifth Wall Acquisition Corp. III and MIC. A copy of the Frequently Asked Questions follows:

Dear Mobile Infrastructure Corporation Investors:

We are very excited to have announced that Mobile Infrastructure Corporation (“MIC” or the “Company”) has entered into a definitive merger agreement (the “Merger Agreement”) with Fifth Wall Acquisition Corp. III (NASDAQ: FWAC) (“FWAC”), a special purpose acquisition company (SPAC) sponsored by an affiliate of Fifth Wall, the largest venture capital firm focused on technology for the built world. Upon the closing of this transaction, the shares of the combined company are expected to be publicly listed.

We would like to provide you with some additional information on questions you may have as an MIC shareholder.

Q. Where can I find additional information on this proposed transaction and receive updates on the progress?

A.  The announcement and the presentation are available mobileit.com/specialannouncements

FWAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"), which will include a joint proxy statement of FWAC and MIC and that will constitute a prospectus of FWAC, referred to as a joint proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction.  See “Additional Information” below.

Additionally, you can find documents filed with the SEC under Fifth Wall Acquisition Corp. III (NASDAQ: FWAC) at SEC.gov | EDGAR.

Q. What if I have specific questions about my account?

A.  Please contact our transfer agent:

DST Systems, Inc.

Mobile Infrastructure Corporation

P.O. Box 219390

Kansas City, MO 64121

(855) 600-4536

Q. What are the conditions to the consummation of the merger?

A:  Consummation of the merger is subject to conditions of the respective parties that are customary for a transaction of this type, including, among others: (a) approval of the merger and the other transactions contemplated by the Merger Agreement by MIC’s stockholders, including an amendment to MIC’s charter to remove provisions related to roll-up transactions; (b) approval by FWAC’s shareholders of certain proposals to be set forth in the joint proxy statement/prospectus; and (c) the listing of the combined company’s stock on the New York Stock Exchange or Nasdaq.  Additional conditions to the consummation of the merger can be found in MIC’s Form 8-K and all attachments thereto, filed with the SEC on December 14, 2022.

Q. What is the conversion ratio of MIC common or preferred share to the combined company?

A. If the transaction is consummated, holders of MIC’s common stock will receive 1.5 shares of the surviving company for each share of MIC common stock held prior to the effective time of the merger (subject to further adjustment in accordance with the Merger Agreement), and holders of MIC’s preferred stock will receive one share of preferred stock of the surviving company for each share of MIC preferred stock held prior to the effective time of the merger.

Q. Will cumulative cash dividends be paid on the preferred stock on the closing date?

A. As contemplated currently in the Merger Agreement, cash dividends will not be paid on the MIC preferred stock and will remain an obligation of the surviving company post-merger.

Q. Can I sell my shares?

A. The ability to sell shares at this time remains unchanged. If and when this transaction closes, we expect the shares of the surviving company to be publicly listed.

Q. What is the anticipated timing?

A. The transaction is expected to close in the second quarter of 2023, subject to the satisfaction of customary closing conditions, including the approval of shareholders of both parties.

We truly appreciate your ongoing support.

Sincerely,
Manuel Chavez	Stephanie Hogue
CEO	President

Additional Information

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. III ("FWAC") and Mobile Infrastructure Corporation ("MIC" or the “Company”). FWAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"), which will include a joint proxy statement of FWAC and MIC and that will constitute a prospectus of FWAC, referred to as a joint proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive joint proxy statement/prospectus will also be sent to the stockholders of FWAC and MIC, in each case seeking any required stockholder approvals. Investors and security holders of FWAC and MIC are urged to carefully read the entire joint proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Alternatively, documents filed by FWAC, when available, can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and documents filed by MIC, when available, can be obtained free of charge from MIC upon written request to Mobile Infrastructure Corporation, 30 W 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAC's directors and executive officers is contained in the section of FWAC's final IPO prospectus titled "Management", which was filed with the SEC on May 26, 2021, and information regarding MIC’s directors and executive officers is contained in the section of MIC’s Annual Report on Form 10-K titled “Directors, Executive Officers and Corporate Governance”, which was filed with the SEC on March 30, 2022. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the paragraph titled “Additional Information.”

Forward-Looking Statements

This document contains or references forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 Any forward-looking statements herein are based solely on the expectations or predictions of FWAC or MIC. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words "believes," "estimates," "expects," "projects," “predicts,” "forecasts," "may," "will," “could,” "should," "seeks," "plans," "scheduled," "anticipates," “potential,” "intends" or "continue" or similar expressions Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of MIC’s Annual Report on Form 10-K titled “Risk Factors,” which was filed with the SEC on March 30, 2022, and in Part II, Item 1A “Risk Factors” in MIC’s Quarterly Reports on Form 10-Q filed with the SEC on May 16, 2022, August 15, 2022, and November 18, 2022, and in the section of FWAC’s Form S-1 titled “Risk Factors,” which was filed with the SEC on April 16, 2021, as amended. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on MIC’s or FWAC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither MIC nor FWAC is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which MIC and FWAC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAC's and MIC’s reports filed with the SEC, including FWAC's and MIC’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC's website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAC or MIC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to MIC's ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAC or MIC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC's public stockholders, the ability of MIC and the combined company to leverage FWAC’s limited partner and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of FWAC or any of its partners or representatives), the ability of MIC and the combined company to leverage its relationship with any other MIC investor (including investors in the proposed PIPE transaction) to grow MIC's customer base, the ability of the combined company to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAC to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts MIC's current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAC, MIC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAC and MIC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAC's and MIC’s most recent reports on Form 8-K, which are available, free of charge, at the SEC's website at www.sec.gov, and will also be provided in FWAC's joint proxy statement/prospectus, when available.

Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAC's and MIC's control. While all projections are necessarily speculative, FWAC and MIC believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAC and MIC, or their representatives, considered or consider the projections to be a reliable prediction of future events.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAC or MIC and is not intended to form the basis of an investment decision in FWAC or MIC. All subsequent written and oral forward-looking statements concerning FWAC and MIC, the proposed transaction, or other matters and attributable to FWAC and MIC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.